# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Doximity, Inc., CIK 0001516513
CUSIP: 26622P107
Title of class of securities: CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 500 3rd Street, Suite 510, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-040844
Filed by CIK 0001401366

## Reporting persons
- Emergence Capital Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,820,546; shared voting power 0; sole dispositive power 4,820,546; shared dispositive power 0; aggregate amount beneficially owned 4,820,546 (3.6% of the class)
  Comment: 1. Represents 4,820,546 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer's certificate of incorporation.
  2. The percent of class was calculated based on 128,135,991 shares of Class A Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.
- Emergence Capital Opportunity I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 581,250; shared voting power 0; sole dispositive power 581,250; shared dispositive power 0; aggregate amount beneficially owned 581,250 (0.5% of the class)
  Comment: 1. Represents 581,250 shares of Class A Common Stock held directly by Emergence Capital Opportunity I, L.P.
  2. The percent of class was calculated based on 128,135,991 shares of Class A Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Emergence Equity Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,820,546; shared voting power 0; sole dispositive power 4,820,546; shared dispositive power 0; aggregate amount beneficially owned 4,820,546 (3.6% of the class)
  Comment: 1. Represents 4,820,546 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P. ("ECP II"). Emergence Equity Partners II, L.P. is the sole general partner of ECP II, and may be deemed to beneficially own the shares of stock held directly by ECP II. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer's certificate of incorporation.
  2. The percent of class was calculated based on 128,135,991 shares of Class A Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.
- Emergence Equity Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 581,250; shared voting power 0; sole dispositive power 581,250; shared dispositive power 0; aggregate amount beneficially owned 581,250 (0.5% of the class)
  Comment: 1. Represents 581,250 shares of Class A Common Stock held directly by Emergence Capital Opportunity I, L.P. ("ECO I"). Emergence Equity Partners VI, L.P., is the sole general partner of ECO I, and may be deemed to beneficially own the shares of stock held directly by ECO I.
  2. The percent of class was calculated based on 128,135,991 shares of Class A Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.
- Emergence GP Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,401,796; shared voting power 0; sole dispositive power 5,401,796; shared dispositive power 0; aggregate amount beneficially owned 5,401,796 (4.1% of the class)
  Comment: 1. Represents 4,820,546 shares of Class B Common Stock held directly by ECP II and 581,250 shares of Class A Common Stock held directly by ECO I. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer's certificate of incorporation.
  2. The percent of class was calculated based on 128,135,991 shares of Class A Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.

## Item 1. Issuer
Name of issuer: Doximity, Inc.
Address of issuer's principal executive offices: 500 3rd Street, Suite 510, San Francisco, California 94107

## Item 2. Person Filing
Name of person filing:
(i) Emergence Capital Partners II, L.P., a Delaware limited partnership;
(ii) Emergence Capital Opportunity I, L.P., a Delaware limited partnership;
(iii) Emergence Equity Partners II, L.P., a Delaware limited partnership;
(iv) Emergence Equity Partners VI, L.P., a Delaware limited partnership; and
(v) Emergence GP Partners, LLC, a Delaware limited liability company.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons are 5 Pier, Ste. 102, San Francisco, CA 94111.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
(i) Emergence Capital Partners II, L.P. ("ECP II") directly owns 4,820,526 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 3.6% of the outstanding shares of Class A Common Stock.
(ii) Emergence Capital Opportunity I, L.P. ("ECO I") directly owns 581,250 shares of Class A Common Stock, which, represents approximately 0.5% of the outstanding shares of Class A Common Stock.
(iii) Emergence Equity Partners II, L.P. ("EEP II") is the sole general partner of ECP II, and may be deemed to beneficially own 4,820,546 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 3.6% of the outstanding shares of Class A Common Stock.
(iv) Emergence Equity Partners VI, L.P. ("EEP VI") is the sole general partner of ECO I, and may be deemed to beneficially own 581,250 shares of Class A Common Stock, which, represents approximately 0.5% of the outstanding shares of Class A Common Stock.
(v) Emergence GP Partners, LLC ("EGP") is the sole general partner of EEP II and the sole general partner of EEP VI, and may be deemed to beneficially own 4,820,546 shares of Class B Common Stock and 581,250 shares of Class A Common Stock held directly by ECP II and ECO I, respectively, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 4.1% of the outstanding shares of Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class was calculated based on 128,135,991 shares of Class A Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.
Sole power to vote or to direct the vote:
ECP II: 4,820,546 shares
ECO I: 581,250 shares
EEP II: 4,820,546 shares
EEP VI: 581,250 shares
EGP: 5,401,796 shares
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ECP II: 4,820,546 shares
ECO I: 581,250 shares
EEP II: 4,820,546 shares
EEP VI: 581,250 shares
EGP: 5,401,796 shares
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Emergence Capital Partners II, L.P.: /s/ Julie Bell, Julie Bell, Attorney-in-Fact (02/13/2025)
- Emergence Capital Opportunity I, L.P.: /s/ Julie Bell, Julie Bell, Attorney-in-Fact (02/13/2025)
- Emergence Equity Partners II, L.P.: /s/ Julie Bell, Julie Bell, Attorney-in-Fact (02/13/2025)
- Emergence Equity Partners VI, L.P.: /s/ Julie Bell, Julie Bell, Attorney-in-Fact (02/13/2025)
- Emergence GP Partners, LLC: /s/ Julie Bell, Julie Bell, Attorney-in-Fact (02/13/2025)